Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Hilltop Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of filing fee
Fees to Be Paid	$400,000,000	(1)	$92.70 per $1,000,000	$37,080.00
Fees Previously Paid
Total Transaction Value				$400,000,000
Total Fees Due for Filing				$37,080.00
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$37,080.00

(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $400,000,000 in value of shares of common stock.